

May 8, 2013

Via E-mail
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re: American International Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 001-08787**

Dear Mr. Benmosche:

We have reviewed your April 11, 2013 response to our March 28, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

20. Statutory Financial Data and Restrictions, page 314

1. Please refer to your response to comment three. Your revised disclosure in the first paragraph on page seven only includes the aggregate minimum required statutory capital and surplus for your "domestic" Property Casualty insurance subsidiaries. Please provide us revised proposed disclosure that also includes the minimum required statutory capital and surplus for your foreign Property Casualty insurance subsidiaries. In addition you also state that all U.S. insurance subsidiaries individually exceeded the minimum required statutory capital and surplus. Please provide us revised proposed disclosure that states whether all foreign insurance subsidiaries individually exceeded the minimum required statutory capital and surplus. If certain foreign subsidiaries have not met the minimum requirements, please disclose the expected effects that this deficiency will have on your future financial position and results of operations, if material.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant